Exhibit 99.4

Inter & Co, Inc.

c/o Maples Corporate Services Limited
PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Supplement to the Proxy Statement

We hereby amend the proxy statement that was first mailed to our shareholders on or about December 5, 2022 in connection with our extraordinary general meeting to be held on January 4, 2023 (the “Proxy Statement”) to replace in its entirety the table included on page 10 of the Proxy Statement, under the heading “New Plan Benefits,” with the table below.

Name and Position	Dollar Value ($)	Number of Shares
Proton Partners LLC	200,000	52,083
Aloísio de Oliveira Soares Matos Filho, executive (not an officer) – RSU Inter&Co Payments, Inc (USEND)	582,764	257,860
Fernando Fayzano, CEO and CFO – RSU Inter&Co Payments, Inc (USEND)	582,764	257,860
Claudia Urjel, Chief Compliance Officer – RSU Inter&Co Payments, Inc (USEND)	582,764	257,860
Eliran Grushkowsy, Chief Operating and Technology Officer – RSU Inter&Co Payments, Inc (USEND)	582,764	257,860
Ana Luiza Silva Rodrigues, executive (not an officer) – RSU Inter Seguros	24,408	10,800
Túlio da Silveira Campos, executive (not an officer) – RSU Inter Seguros	24,408	10,800
TOTAL	2,579,872	1,105,123

Except as indicated in the paragraph above, this supplement does not amend any information set forth in the Proxy Statement.

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